EXHIBIT 2
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FOR IMMEDIATE RELEASE                                              24 March 2005


                              WPP GROUP PLC ("WPP")
                           Directors' Share Interests

WPP was notified yesterday of changes in the shareholdings of directors pursuant to the grant, exercise and satisfaction of various awards and certain dealings in shares in WPP as follows:

JMS Financial Services Limited ("JMS") (a company in which Sir Martin Sorrell is interested) has exercised its interests, pursuant to phantom options granted in 1993 and 1994, in 1,571,190 shares (exercise price 52.5p) and 577,391 shares (exercise price 115p) respectively. At the time of exercise the WPP share price was 617.5p resulting in a cash award being due to JMS, which it was required to subscribe for 1,907,468 newly issued shares at a subscription price of 617.5p per share.

JMS's interest in 313,976 shares, pursuant to the terms of the WPP Performance Share Plans ("PSP"), for the periods 1999 - 2001, 2000 - 2002 and 2001 - 2003, has vested. JMS's interest in 279,275 of these shares had been deferred from earlier awards under the PSP, the value of each award being determined by reference to the WPP share price at the end of the relevant performance period at prices ranging from 474.5p to 760p per share. The award was satisfied in the form of a cash payment to JMS and to Sir Martin totaling in aggregate (pound)2,080,620.10.

For many years, Sir Martin Sorrell has provided his services to WPP (apart from those provided to WPP Group USA Inc) through JMS. From 1 April 2005, Sir Martin will provide all of his services to WPP directly.

At the same time as the change in the provision of Sir Martin's services to WPP, JMS has sold 792,797 WPP shares to the JMS Retirement Benefit Scheme ("JMS RBS") (in which Sir Martin is interested) at a price of 617.5p per share and contributed a further 666,213 WPP shares to the JMS RBS.

In addition, JMS has sold 4,115,961 WPP shares, of which 1,116,958 shares were acquired and retained by the WPP Group plc UK ESOP (the "ESOP") to be used to satisfy share awards to employees of the group. A further 2,999,003 shares were acquired by Sir Martin personally. The purchase from JMS and the sale to Sir Martin were carried out as a series of simultaneous transactions effected through the ESOP and all effected at a price of 617.5p per share.

Following these transactions, at today's date Sir Martin Sorrell and his family interests are interested in or have rights in 15,639,437 shares representing 1.237% of the issued share capital of WPP (excluding 4,129,664 shares which is the maximum number of matching shares under the 2004 LEAP award, the performance period for which expires on 31 December 2007).

Mr Paul Richardson has sold 234,824 WPP shares at a price of 614p per share on 23 March 2005. WPP has also been notified of the vesting of a total of 10,816 shares pursuant to Mr. Richardson's 2000-2002 and 2001-2003 PSP awards. Mr Richardson sold 4,816 of these shares to fund income tax and employee national insurance charges on the award. Mr Richardson's beneficial holding is 226,176 shares representing 0.018% of the issued share capital of WPP.

Ms Beth Axelrod has also notified WPP of the vesting of 4,859 shares from the 2001-2003 PSP, all of which have been sold. Ms Axelrod's beneficial holding is 75,720 shares representing 0.006% of the issued share capital of WPP.

For further information, please contact:
Feona McEwan, WPP       44-20 7408 2204
www.wpp.com


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